OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 43 )*

TRANSCONTINENTAL REALTY INVESTORS, INC
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
893617-20-9
(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): American Realty Trust, Inc., FEI No. 54-0697989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia

	7	SOLE VOTING POWER: -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,278,149

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 1,213,226

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 1,213,226
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,213,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): American Realty Investors, Inc., FEI No. 75-2847135

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,491,375

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 82.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): EQK Holdings, Inc., FEI No. 75-2931679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 5,278,149

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 5,278,149
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,278,149

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer
     This Amendment No. 43 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 42 hereof (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons”. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.
     This Amendment No. 43 to Schedule 13D is being filed to reflect an agreement entered into by one of the Reporting Persons to purchase up to 162,259 Shares from two individuals and three entities in the future. See Item 6 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation (“ART”), American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation (“EQK”), and Transcontinental Realty Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of ARL (“TCI AcqSub”), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, ARL, EQK and TCI AcqSub are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL. The name, business address and capacity of each of the executive officers of ARL, ART, EQK and TCI AcqSub are set forth on Schedules 1, 2, 3 and 4 is a citizen of the United States of America.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of October 13, 2006, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 7,900,869 Shares. As of December 30, 2006, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

	No. of Shares
Name	Owned Directly	Approximate % Class
ART*	5,278,149	66.80%
ARL*†	6,491,375	82.16%
EQK	5,278,549	66.80%
TCI AcqSub	1,213,226	14.95%

Totals	6,491,375	82.16%

*	5,278,149(a) are the same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK. ARL does not hold direct ownership of any Shares.

†	1,213,226 shares are the same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.
     (a) In prior amendments this number has been reported as 5,278,150, but a physical count has resulted in a determination that a “rounding” error of 1 share occurred. The correct number of Shares is 5,189,549.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL, ART, and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director or		No. of Shares		% of
General Partner	Entity	Beneficially Owned		Class
Ted P. Stokley	ARL	6,491,375	*†	82.16%
Sharon Hunt	ARL	6,491,375	*†	82.16%
Ted R. Munselle	ARL	6,491,375	*†	82.16%
Henry A. Butler	ARL	6,491,375	*†	82.16%
Robert A. Jakuszewski	ARL	6,491,375	*†	82.16%
Steven A. Abney	ART, EQK and TCI	6,491,375	*†	82.16%
	AcqSub
Louis J. Corna	ART, EQK and TCI	6,491,375	*†	82.16%

	AcqSub

Total Units beneficially owned by Reporting Persons		6,491,375		82.16%

and individuals listed above:

(1)	Also beneficiary of the GEP Trust.
     (b) Each of the directors of EQK share voting and dispositive power over the 5,189,549 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. Each of the directors of ART have shared voting and dispositive power over the 88,600 Shares held directly by ART.

     (c) During the 60 calendar days ended December 30, 2006, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof.
     (d) No person other than the Reporting Persons or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     EQK pledged 2,751,798 Shares to Sunset Management, LLC (“Sunset”) pursuant to a loan agreement with such lender. The 650,000 Shares and 270,507 Shares acquired on June 30, 2003 by EQK from BCM are also pledged to Sunset. Sunset made a loan of $30,000,000 on September 17, 2001 to EQK, BCM, ART and ART Williamsburg, Inc., a Nevada corporation (“AWI”) initially secured by 3,522,305 Shares of TCI Common Stock which was increased by 150,000 Shares to a total of 3,672,305 Shares on February 25, 2002. Such Shares are the subject of four pledge agreements and amendments pursuant to which Commonwealth Land Title Insurance Company (“Commonwealth”) is the Pledge Holder of the securities. The loan was scheduled to mature on September 17, 2002, but Sunset orally agreed in September 2002 to extend the maturity date of the loan and accept substitute collateral for the Shares after a pay-down of $15,000,000, which was made by the borrowers. Sunset did not honor the agreement which resulted in litigation filed in Texas state court on October 3, 2002. On July 7, 2003, Sunset delivered to TCI a Schedule 13D for an event on June 10, 2003, alleging that Sunset (i) holds the voting rights to 3,672,305 Shares (10 Shares owned and incorrectly 3,673,115 other shares [which should be no more than 3,672,305 Shares]) of TCI Common Stock (approximately 45%), (ii) intended to pursue legal remedies to remove and replace the TCI directors, and (iii) intended to foreclose upon the pledged Shares of TCI Common Stock. Such matters have been, and are, the subject of various separate legal proceedings now consolidated in three cases pending the United States District Court for the Eastern District of Texas, Tyler Division.
     The remaining 1,517,245 Shares owned directly by EQK may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.
     On December 30, 2006, ART executed a written Stock Purchase Agreement dated December 30, 2006 (the “Purchase Agreement”) among Loeb Partners Corporation (“Loeb”), Robert Grubin (“Grubin”), George D’Angelo (“D’Angelo”),GJD Partners, LP (“GJDP”), and Value Equity Advisors, Inc., Pension Plan f/b/o George D’Angelo (“VEAP;” all of Loeb, Grubin, D’Angelo, GJDP and VEAP are collectively called the (“Sellers”). Pursuant to the Purchase Agreement, ART is to purchase on February 28, 2007 for the Sellers an aggregate of 162,259 Shares (approximately 2.05% of the Shares outstanding) for cash At a price of $18 per Share, such purchase is to occur on February 28, 2007 (or such later date as the parties may mutually agree) from those Sellers who deliver on that date Shares now owned by each free and clear of any liens or encumbrances. Grubin is a principal in Loeb and D’Angelo is the General Partner of GJDP and the beneficiary of VEAP. Prior to the entry into the Purchase Agreement, Messrs. D’Angelo and Grubin had attended the annual stockholder’s meeting of TCI in 2005. The number of Shares to be sold by each of the Sellers to ART is D’Angelo (15,500 shares), GJDP (28,500 Shares), VEAP (4,000 Shares), Grubin (700 Shares) and Loeb (113,559 Shares). Under the Purchase Agreement, the Sellers have also agreed to a “standstill” arrangement for a period of one year after the Closing actually occurs.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 43 to Statement on Schedule 13D is true, complete and correct.
Dated: January 10, 2007.

AMERICAN REALTY TRUST, INC.		AMERICAN REALTY INVESTORS, INC.

By:	/s/ Steven Abney	By:	/s/ Steven A. Abney

	Steven A. Abney		Steven A. Abney
	Executive Vice President		Executive Vice President
	and Chief Financial Officer		and Chief Financial Officer

TRANSCONTINENTAL REALTY		EQK HOLDINGS, INC.
ACQUISITION CORPORATION

By:	/s/ Steven A. Abney	By:	/s/ Steven A. Abney

	Steven A. Abney		Steven A. Abney
	President		President and Treasurer

SCHEDULE 1
Executive Officers and Directors of
AMERICAN REALTY INVESTORS, INC.

Name and Capacity with		Present business in
American Realty		which complaint is
Investors, Inc.	Business Address	conducted

	1800 Valley View Lane,	Broker Land Sales,
Henry A. Butler	Suite 300	Prime Income Asset
Director	Dallas, Texas 75234	Management, LLC.

1800 Valley View Lane,
Sharon Hunt	Suite 300	Licensed realtor,
Director	Dallas, Texas 75234	Virginia Cook Realtors

Vice President, Sales
	1800 Valley View Lane,	and Marketing, New
Robert Jakuszewski	Suite 300	Horizons
Director	Dallas, Texas 75234	Communications, Inc.

Vice President and
	1800 Valley View Lane,	Chief Financial
Ted R. Munselle	Suite 300	Officer of Land Mark
Director	Dallas, Texas 75234	Nurseries, Inc.

	1800 Valley View Lane,	General Manager of ECF
Ted P. Stokely	Suite 300	Senior Housing
Director	Dallas, Texas 75234	Corporation

Executive Vice
Steven A. Abney		President and Chief
Executive Vice	1800 Valley View Lane,	Financial Officer,
President and Chief	Suite 300	Prime Income Asset
Financial Officer	Dallas, Texas 75234	Management, LLC.

Executive Vice
Louis J. Corna		President — Tax and
Executive Vice		General Counsel and
President — Tax and	1800 Valley View Lane,	Secretary, Prime
General Counsel and	Suite 300	Income Asset
Secretary	Dallas, Texas 75234	Management, LLC.

SCHEDULE 2
Executive Officers and Directors of
AMERICAN REALTY TRUST, INC.

Name and Capacity with		Present business in
American Realty Trust		which complaint is
Inc.	Business Address	conducted

Executive Vice
President and Chief
	1800 Valley View Lane,	Financial Officer,
Steven A. Abney	Suite 300	Prime Income Asset
Director, Executive Vice-President and Chief Financial Officer	Dallas, Texas 75234	Management, LLC.

Executive Vice
President — Tax and
General Counsel and
	1800 Valley View Lane,	Secretary, Prime
Louis J. Corna	Suite 300	Income Asset
Director, Executive Vice-President — Tax and General Counsel and Secretary	Dallas, Texas 75234	Management, LLC.

SCHEDULE 3
Executive Officers and Directors of
EQK HOLDINGS, INC.

Present business in
Name and Capacity with		which complaint is
EQK Holdings, Inc.	Business Address	conducted

Executive Vice
President and Chief
	1800 Valley View Lane,	Financial Officer,
Steven A. Abney	Suite 300	Prime Income Asset
Director, President and Treasurer	Dallas, Texas 75234	Management, LLC.

Executive Vice
President — Tax and
General Counsel and
	1800 Valley View Lane,	Secretary, Prime
Louis J. Corna	Suite 300	Income Asset
Director, Vice-President and Secretary	Dallas, Texas 75234	Management, LLC.

SCHEDULE 4
Executive Officers and Directors of
TRANSCONTINENTAL REALTY ACQUISITION CORPORATION

Name and Capacity with
Transcontinental		Present business in
Realty Acquisition		which complaint is
Corporation	Business Address	conducted

Executive Vice
President and Chief
	1800 Valley View Lane,	Financial Officer,
Steven A. Abney	Suite 300	Prime Income Asset
Director, President and Treasurer	Dallas, Texas 75234	Management, LLC.

Executive Vice
President — Tax and
General Counsel and
	1800 Valley View Lane,	Secretary, Prime
Louis J. Corna	Suite 300	Income Asset
Director, Vice-President and Secretary	Dallas, Texas 75234	Management, LLC.